No Act
PE 1/12/11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE 



11006034

March 11, 2011

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-11-11

Re: Alaska Air Group, Inc.
Incoming letter dated January 12, 2011

Dear Mr. Dunn:

This is in response to your letters dated January 12, 2011 and February 2, 2011 concerning the shareholder proposal submitted to Alaska by Adam Christopher Pritchard. We also have received letters from the proponent dated January 20, 2011 and February 8, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Adam Christopher Pritchard

*** FISMA & OMB Memorandum M-07-16 ***

March 11, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 12, 2011

The proposal recommends that the board initiate the appropriate process to amend Alaska's certificate of incorporation to provide for a partial waiver of the "fraud-on-the-market" presumption of reliance.

There appears to be some basis for your view that Alaska may exclude the proposal under rule 14a-8(i)(2). We note that implementation of the proposal would cause Alaska to violate federal law. Accordingly, we will not recommend enforcement action to the Commission if Alaska omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Alaska relies.

Sincerely,

Rose A. Zukin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Adam Christopher Pritchard

*** FISMA & OMB Memorandum M-07-16 ***

Email: acplaw@umich.edu

8 February 2011

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alaska Air Group
Shareholder Proposal of Adam C. Pritchard
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter, filed pursuant to Rule 14a-8(k), responds to the Supplement of February 2, 2011 to the No Action Request submitted by O'Melveny & Myers on behalf of Alaska Air Group, Inc. (the Company), in reply to my letter of 18 January 2011 (Response). The Company is seeking to exclude my shareholder proposal (Proposal, attached as Exhibit A). The Proposal would stipulate disgorgement as the appropriate measure of damages in Rule 10b-5 cases brought against the Company, its officers and directors, in which the plaintiff relied on the fraud on the market presumption (FOTM) to show reliance.

A. The Proposal Does Not Violate Section 29 of the Exchange Act

1. Section 29 only bars waiver of the substantive provisions of the Exchange Act

Section 29(a) provides: "Any condition, stipulation, or provision binding any person to waive compliance with any provision of this chapter or of any rule or regulation thereunder ... shall be void." The Company cannot point in its Supplement to any provision of the Exchange Act or its attendant rules that would be waived under the proposal. Despite this textual lacunae, the Company nonetheless suggests that the Fraud on the Market (FOTM) presumption is a substantive provision of the Exchange Act, and therefore, not subject to waiver. (Supplement p. 3).

This argument is just silly. Substantive obligations require compliance. The FOTM presumption, like § 27 of the Exchange Act, "does not impose any duty with which persons trading in securities must 'comply.'" *Shearson/American Express, Inc. v. McMahon*, 482 U.S. 220, 227 (1987). How would one comply with the FOTM presumption? Is a company obliged to encourage active trading in its shares? Encourage analysts to follow the company? Are small companies trading in the OTC market, whose share prices are not informationally efficient, violating the FOTM presumption? Do the bond markets violate the FOTM presumption?

The obligation which the FOTM presumption satisfies is imposed on *plaintiffs*: the reliance element required to allege a Rule 10b-5 cause of action. See *Stoneridge Investment Partners v. Scientific-Atlanta, Inc.*, 128 S. Ct. 761, 779 (2008) ("Reliance *by the plaintiff* upon the defendant's deceptive acts is an essential element of the § 10(b) private cause of action.") (emphasis supplied). My Proposal in no way affects the plaintiff's obligation in a Rule 10b-5 case. Plaintiffs would still be obliged to meet the reliance requirement for a Rule 10b-5 cause of action, and they would still be able to use the FOTM presumption to satisfy that requirement.

The Company nonetheless urges that my proposed amendment would violate § 29(a) of the Exchange Act because it would "limit the existing ability to recover under the Exchange Act." (Supplement, p. 4). Here the Company confuses the ability to recover a judgment with the amount of damages. Plaintiffs' ability to recover a judgment is unaffected by my Proposal; only the measure of damages would be changed.

The Company's claim that the disgorgement measure of damages "is inadequate to protect the substantive rights of the Exchange Act" (Supplement, p. 4), flies in the face of the Commission's longstanding practice of seeking disgorgement in Rule 10b-5 actions. Someone should tell the Enforcement Division that their efforts have been "inadequate" for more than 75 years. See, e.g., *SEC v. First Pac. Bancorp*, 142 F.3d 1186 (9th Cir. 1998) (affirming use of disgorgement remedy in SEC enforcement action).

The Company's inadequacy argument also flies in the face of any plausible theory of deterrence. Requiring the actual wrongdoer to pay damages – as the disgorgement remedy does – is far more likely to promote compliance with Rule 10b-5 than imposing an alternative measure on a fictional legal entity – the corporation – which is only made to pay through the application of *respondeat superior*. Corporations do not mislead the securities markets, people do. The disgorgement remedy focuses deterrence on those people, i.e., the company's officers and directors.

2. Disgorgement is the correct measure of damages in cases relying on the FOTM presumption

The Company has no response to my argument that disgorgement is the correct measure when the FOTM presumption is relied on by the plaintiff, other than to dismiss it as an "aspirational view of the proper measure of damages." (Supplement, p. 6). As my Response explained, however, the Supreme Court reserved the question of damages when it adopted the FOTM presumption as a means of showing reliance: "[O]ur decision today is not to be interpreted as addressing the proper measure of damages in litigation of this kind." *Basic, Inc. v. Levinson*, 485 U.S. 224, 248 n. 28 (1988). Despite the Court's clear reservation of this question, the Company asserts that "the Supreme Court has stated that a rebuttable FOTM presumption is sufficient" "to recover out-of-pocket losses." (Supplement, p.3.) Obviously, given the language quoted from *Basic*, the Company's assertion is incorrect.[1]

The Company appears to assert that out-of-pocket damages must be available in cases asserting the FOTM presumption, (Supplement, p. 6), but its only authority for that proposition is an unpublished order from a district court, *In re Credit Suisse First Boston Corp. Securities Litigation*, 1998 WL 734365, which does not support that proposition. The statement quoted by the Company is clearly dicta, made in passing after the court rejected an argument that the plaintiffs had not pled damages with specificity in their complaint. (Neither the PSLRA nor Fed. R. Civ. P. 9 requires that damages be plead with specificity, so the court was on solid ground in rejecting the argument.) Not only is the court's statement dicta, its opinion does not discuss at all whether out-of-pocket damages are appropriate when a plaintiff has relied on the FOTM presumption to show reliance. That is the question raised by my proposal.

[1] I leave it to the Staff to assess whether in making this assertion the Company's counsel has complied with applicable professional standards.

More than twenty years after *Basic* was decided, we are still waiting for the Supreme Court to address the critical question of damages reserved in that decision. If my Proposal is excluded, we are unlikely to get an answer anytime soon. The validity of my Proposal can be conclusively established only when a company has adopted it as part of its articles of incorporation and a court is called upon to assess its validity. The available Supreme Court precedent, however, tells us that disgorgement is the measure most consistent with the statutory scheme. The Supreme Court has told us that the statutory scheme of the federal securities laws controls interpretive questions regarding the Rule 10b-5 cause of action:

> When the text of § 10(b) does not resolve a particular issue, we attempt to infer how the 1934 Congress would have addressed the issue had the 10b-5 action been included as an express provision in the 1934 Act. For that inquiry, we use the express causes of action in the securities Acts as the primary model for the § 10(b) action.

Central Bank of Denver v. *First Interstate Bank of Denver*, 511 U.S. 164, 178 (1994).[2] The Company does not contest that the Exchange Act does not resolve the issue of the proper measure of damages in a Rule 10b-5 action relying on the FOTM presumption, but it makes no effort to apply the methodology that *Central Bank* tells us to use to answer the question. The lower courts – and the Commission – are compelled to follow *Central Bank* in interpreting Section 10(b) and Rule 10b-5. As set forth at length in my Response, *Central Bank's* methodology leads to the conclusion that out-of-pocket damages are the appropriate measure in cases alleging actual reliance, and disgorgement is the proper measure in cases alleging FOTM. My Proposal does no more than clarify the appropriate application of *Central Bank's* teaching to the question of damages Rule 10b-5 cases. The Company simply ignores *Central Bank*. The Commission does not have that luxury.

3. The Proposal severs the link between misrepresentation and compensable damages, thereby rebutting the FOTM presumption

The Company continues its penchant for misreading *Basic, Inc. v. Levinson*, by mislabeling the examples provided the Court as severing the link that underlies the FOTM, *Basic*, 485 U.S. at 248, as the "acceptable means by which to rebut the presumption." (Supplement, p. 5). "For example" is not generally understood as providing an exclusive list of "acceptable means," as the Company would have it. The Company here is violating principles of ordinary English usage.

I happily concede that "[t]hese examples are easily distinguished from the Proposal," but the Company is incorrect when it characterizes the Proposal as "a tool to disclaim all future reliance on anything said by the company." (Supplement, p. 5). The Proposal does not disclaim reliance; it simply specifies the consequences of relying on a particular form of reliance in establishing a claim under Rule 10b-5.

The Supreme Court invited "*any showing* that severs the link between the alleged misrepresentation and either the price received (or paid) by the plaintiff, or his decision to trade at a fair market price," *Basic*, 485 U.S. at 248 (emphasis supplied), as sufficient to rebut the FOTM presumption. My Proposal does that, if only partially, essentially removing the implicit option value of a FOTM suit for compensatory damages from the price of a security. The Proposal, if adopted, would put investors in the Company's shares on warning that a FOTM suit against the Company, its officers, and directors, will

[2] In this regard, I also note that the Court has rejected the notion that Rule 10b-5 incorporates the common law of fraud, see *Stoneridge*, 128 S. Ct. 761, 771 ("Section 10(b) does not incorporate common-law fraud into federal law."), so the availability of out of pocket damages in common law fraud actions is irrelevant to the question presented here.

only carry with it disgorgement damages. Whether the Proposal succeeds in doing that is for the courts to decide, but investors will not be able to claim that they were not put on notice. The logic underlying the FOTM presumption – the efficient capital market hypothesis – assumes that all publicly available information is incorporated into a company's stock price. That logic extends to the Company's articles of incorporation.

B. The Proposal Does Not Violate Rule 14a-9

1. The Proposal is not false and misleading

Mercifully, the Company wastes no additional time in its Supplement (Supplement, p. 6) on its frivolous argument that my Proposal violates Rule 14a-9 because it violates Section 29. It either violates Section 29, or it does not. More accurately, we will not know whether it violates Section 29 until the question is presented to the Supreme Court. The Company's argument that the Proposal is false and misleading, "respectfully," is still a waste of the Staff's time.

2. The Proposal is not vague and indefinite.

The Company continues to assert that my Proposal is "vague and indefinite" because "shareholders could not reasonably understand the scope or effect of the action they are being asked to take." (Supplement, p. 7) The Proposal state clearly, however, that it would "waive the shareholders' right to rely on [the FOTM] presumption" and "limit damages to disgorgement of the defendant's unlawful gains." The Company had no trouble discerning all this from the Proposal's language; that is the basis for Company's argument that the Proposal violates Section 29.

The gist of the Company's vagueness argument is not a lack of clarity, but rather, that the Proposal fails to label the alternative "enormous potential damages" identified by the Proposal as "out-of-pocket." "Out-of-pocket damages," however, is a legal term of art. Having educated law students on the topic for many years, I can attest that they have little understanding of what that legal jargon means when they enter the classroom. (I hope they have a better grasp when they leave!) There is no reason to think that the average investor is any more attuned to the distinctions among alternative damages measures that have been employed in Rule 10b-5 cases than the average law student. If we are going to require spelling out potential alternatives, why single out "out of pocket" damages? Why not require a discussion of "benefit of the bargain" damages? Rescission? Or the restitutionary measure? Shouldn't we also explain why punitive damages are not available? But would be in a common law tort action ... that would require a showing of actual reliance? (For those investors who could show actual reliance ... which might be a relatively small number?) And this is just the legal doctrine; wouldn't a complete understanding of the effects of the Proposal on securities class actions require investors to read the voluminous academic literature on this topic? That literature demonstrates that settlements almost never reach the level specified by the "out of pocket" formula and that corporate officers are rarely made to pay into those settlements. If the Proposal failed to mention those facts about the practice of securities class actions, would there be a misleading omission?

The range of potential "effects" boggles the mind. What is material to investors – and what the Proposal clearly states in the supporting statement – is that "the proposal would substantially limit the damages that could be sought from the Company." The Company does not dispute this central point, and it offers no explanation of why labeling those damages as "out of pocket" would make a difference to the average investor's comprehension.

Adhering to the standard of definiteness proposed by the Company would require the exclusion of virtually every corporate governance proposal offered by shareholders. What are the consequences of "say on pay" for the level of executive compensation? Will it affect corporate profitability? Will shareholders understand the connection between compensation and performance? Who knows? These hypothetical questions, like the Company's imagined questions about the effects of my Proposal, are not a basis for disempowering shareholders, who are quite capable of understanding the effects of securities class actions. The federal securities laws reject the notion that "'investors are nitwits.'" See *Basic*, 485 U.S. at 234 (quoting *Flamm v. Eberstadt*, 814 F.2d 1169, 1175 (7th cir. 1987). The effect of the Proposal that matters is quite clear, and simple enough for shareholders to understand: if the Company were to adopt my Proposal, the Company's officers would be the principal targets of potential securities class actions, rather than the Company as a legal entity. That more precise targeting enhances deterrence, and thus, compliance with Rule 10b-5. The Company offers no reason to doubt that central point.

C. Conclusion

Based upon the foregoing analysis, I again urge the Staff to reject the Company's request for a No-Action letter. If the staff does not concur with my position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to issuing its response. In particular, if the Company has yet more supplements to its No Action Request, I would appreciate the opportunity to respond. The Company's counsel has shown a propensity to misstate applicable Supreme Court precedent, and it seems only fair that I should be given the opportunity to set the record straight. I am, of course, open to any changes to the Proposal that the Staff may deem necessary to clarify the Proposal and its effects.

Pursuant to Rule 14a-8(j), I am sending by U.S. mail six copies of this letter under separate cover. A copy of this correspondence has been provided to the Company and its counsel by email. If I can provide additional information to address any questions that the Staff may have with respect to this correspondence or the Company's No Action Request, please do not hesitate to call me at my office, (734) 647-4048.

Sincerely,

s/ Adam C. Pritchard

cc: Mr. Keith Loveless, Alaska Air Group, Inc.
Mr. Martin Dunn, O'Melveny & Myers LLP

Exhibit A

Adam Pritchard's Proposal for Reforming Securities Class Actions and Supporting Statement

BE IT RESOLVED: That the shareholders of Alaska Air Group hereby recommend that the Board of Directors initiate the appropriate process to amend the Company's certificate of incorporation to provide for a partial waiver of the "fraud-on-the-market" presumption of reliance created by the Supreme Court in *Basic v. Levinson*, 485 U.S. 224 (1988). That presumption allows trading shareholders to satisfy the reliance requirement of Rule 10b-5 of the Securities Exchange Act of 1934 by alleging that a company's stock price has been distorted by a material misrepresentation. The certificate amendment should waive the shareholders' right to rely on that presumption in any suit alleging Rule 10b-5 violations against the Company, its officers, directors, or third-party agents. The waiver would limit damages to disgorgement of the defendants' unlawful gains from their violation of Rule 10b-5, which would be distributed to shareholder members of the class.

SUPPORTING STATEMENT: Securities fraud class actions impose enormous costs on public companies but provide little benefit to shareholders. This proposal would limit damages in secondary market securities class actions, i.e., suits brought against the Company when it has not sold securities during the time that its common stock was allegedly distorted by a material misrepresentation. Under current practice, such suits effectively result in a "pocket shifting" of money from one group of shareholders (those who continue to hold the company's shares) to another (those who bought during the time that the price was distorted by fraud). Frequently, shareholders will be members of both groups simultaneously, which means they are paying themselves compensation in securities class actions. Sometimes the corporation pays directly for the settlement, and sometimes it pays indirectly in the form of insurance premia, but either way these settlements come out of funds that the corporation could use to pay dividends or make new investments. Almost never do the officers who actually made the misrepresentation have to contribute to the settlement. Consequently, suits provide minimal compensation and, worse yet, scant deterrence of fraud. The only clear winners under this scheme are the lawyers who bring the suits, and those who defend them, who profit handsomely from moving the money around.

The proposed amendment would substantially reduce plaintiffs' lawyers' incentives to file suit against the Company in response to a drop in the Company's stock price. Currently, the enormous potential damages are a powerful incentive for plaintiffs' lawyers to bring even weak suits and a powerful incentive for companies to settle, even if they believe that they would win at trial. The proposal would substantially limit the damages that could be sought from the Company, thereby reducing the incentive of plaintiffs' lawyers to sue the Company. Lawsuits would instead target officers of the Company who reaped large stock option gains or other incentive compensation as the result of fraud, thereby penalizing the party actually responsible for the fraud.

We urge the shareholders to vote for the proposal.



O'MELVENY & MYERS LLP

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mdunn@omm.com

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alaska Air Group, Inc.
Shareholder Proposal of Adam C. Pritchard
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this correspondence on behalf of our client Alaska Air Group, Inc. (the "***Company***"), in response to correspondence submitted to the staff of the Division of Corporation Finance (the "***Staff***") of the U.S. Securities and Exchange Commission (the "***Commission***") by Adam C. Pritchard regarding a request for no-action relief (the "***No-Action Request***") submitted on behalf of the Company on January 12, 2011.

The No-Action Request and the Proponent's correspondence relate to the shareholder proposal (the "***Proposal***") and statement in support thereof (the "***Supporting Statement***") submitted by the Proponent recommending that the Company's Board of Directors initiate the appropriate process to amend the Company's certificate of incorporation to provide for "a partial waiver of the 'fraud-on-the-market' presumption of reliance created by the Supreme Court in *Basic v. Levinson*, 485 U.S. 224 (1988)." The Proposal specifies that the amendment should waive the shareholders' right to rely on the fraud-on-the-market ("***FOTM***") presumption in any suit alleging violations of Rule 10b-5 under the Securities Exchange Act of 1934 (the "***Exchange Act***") against the Company, its officers, directors or third-party agents. The waiver would: (i) apply to suits alleging reliance on the FOTM presumption; and (ii) limit damages to disgorgement of the defendants' unlawful gains from their violation of Rule 10b-5 -- with the amounts disgorged being distributed to shareholder members of the class.

In response to the No-Action Request, on January 20, 2011, the Proponent submitted a letter to the Staff requesting (the "***Proponent Letter***") that the Staff not allow the Company to omit the Proposal from the Company's proxy statement and form of proxy for its 2011 Annual

Meeting of Stockholders (the "*2011 Proxy Materials*"). The Proponent Letter is attached hereto as Exhibit A.

Copies of this correspondence are being sent concurrently to the Proponent.

I. EXCLUSION OF THE PROPOSAL

The Company has reviewed the Proponent Letter and continues to be of the view that it may exclude the Proposal from its 2011 Proxy Materials for the reasons addressed in the No-Action Request. We submit this letter on behalf of the Company to supplement the No-Action Request and respond to some of the arguments made in the Proponent Letter. The Company also renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8.

A. Adoption of the Proposal Would Cause the Company to Violate Section 29(a) of the Exchange Act

1. The Proposal is barred by Section 29(a) because it "weaken[s] the ability to recover under the Exchange Act"

The Proposal seeks to limit damages to disgorgement where plaintiffs rely on the FOTM presumption and, by doing so, the waiver requested by the Proposal would substantially weaken a substantive right under the Exchange Act. The Proponent Letter asserts that "investors' ability to recover would not be altered *at all* if the Company were to adopt the proposal." The Company respectfully disagrees with this contention. Indeed, eliminating the existing ability of shareholders to recover out-of-pocket damages in those private Rule 10b-5 claims in which reliance is shown through the FOTM presumption -- which is sought specifically by the Proposal and, as noted in the Supporting Statement, would virtually eliminate the use of the FOTM presumption in private actions against an issuer[1] -- would, by definition, "weaken" a plaintiff's "ability to recover under the Exchange Act."

In this regard, we note that the FOTM presumption was developed specifically to enhance the ability of investors to recover under the Exchange Act. Because of the unique requirements for certifying a class in a class action, the Supreme Court adopted the FOTM presumption as part of "a practical resolution to the problem of balancing the substantive requirement of proof of reliance in securities cases against the procedural requisites" for bringing a class action. *Basic v. Levinson*, 485 U.S. 224, 242 (1988). Without this presumption, "[r]equiring proof of individualized reliance from each member of the proposed plaintiff class effectively would have prevented respondents from proceeding with a class action, since

[1] As stated in the Supporting Statement: "This proposal would limit damages in secondary market securities class actions, i.e., suits brought against the Company when it has not sold securities during the time that its common stock was allegedly distorted by a material misrepresentation."

individual issues then would have overwhelmed the common ones." *Id.* The Proposal would reverse the Supreme Court's effort to enhance the ability for investors to recover under the Exchange Act by requiring each plaintiff to show actual reliance to recover out-of-pocket losses, even where the Supreme Court has stated that a rebuttable FOTM presumption is sufficient.

2. ***Section 29(a) applies to a waiver of the fraud-on-the-market presumption***

a. The FOTM presumption is a substantive provision of the Exchange Act

The Proponent states correctly that Section 29(a) prohibits the waiver of substantive, not procedural, sections of the Exchange Act. *See Shearson/American Express, Inc. v. McMahon*, 482 U.S. 220, 228 (1987). However, the Proponent Letter makes the unsupported statement that the "substantive obligation imposed by Rule 10b-5 is to not make material misrepresentations in connection with the purchase or sale of a security; the FOTM presumption is procedural, providing one means by which the reliance element can be satisfied to enforce that obligation." It is our view that this is merely the Proponent's statement of the operation of Section 29(a) as it applies to private causes of action under Rule 10b-5; it is not that of a court or the Commission. Further, such a statement is contrary to the Supreme Court's view that the FOTM presumption is substantive. In *Basic v. Levinson*, the Supreme Court acknowledged "that the presumption of reliance created by the fraud-on-the-market theory provide[s] 'a practical resolution to the problem of balancing the *substantive* requirement of proof of reliance in securities cases against the procedural requisites of [Federal Rule of Civil Procedure] 23." *Basic*, 485 U.S. at 242 (emphasis added). The Proponent's assertion that the FOTM presumption is procedural, in that it is a means by which to prove reliance, is directly contrary to the Supreme Court's statement that proving reliance in securities cases is a *substantive* requirement.

b. Limiting damages to disgorgement under the FOTM presumption undermines the substantive rights of the Exchange Act

The Proponent Letter expresses the position that, despite the waiver sought in the Proposal, "[i]n sum, the limited waiver would not affect the duty of the Company and its officers to comply with Section 10(b) and Rule 10b-5."

It appears that the Proponent bases this argument on a Supreme Court's statement in *McMahon* that the "anti-waiver provision of § 29(a) forbids enforcement of agreements to waive 'compliance' with the provisions of the [Exchange Act]." *McMahon*, 482 U.S. at 228. The Proponent expresses the position that damages can, therefore, be limited in private Rule 10b-5 actions involving the FOTM presumption because it will not limit "compliance" by the Company under the Exchange Act. However, the Supreme Court's statement regarding waiver of compliance with the provisions of the Exchange Act must be read in context with the Court's continuing discussion in *McMahon* explaining that the waiver of *any provision* that undermines the substantive rights in the Exchange Act is void under Section 29(a).

In *McMahon*, the Supreme Court confirmed its prior holding in *Wilko v. Swan*, 346 U.S. 427 (1953), that where a waiver results in a situation that is inadequate to "protect the substantive rights" of the Securities Act, a waiver will not be enforceable under Section 14 of the Securities Act.[2] *McMahon*, 482 U.S. at 228. The Supreme Court held in *McMahon* that the waiver of Section 27 of the Exchange Act, which grants jurisdiction to United States district courts, was permissible under Section 29(a) only because it determined that the alternate forum agreed to by the plaintiffs was adequate to protect the substantive rights of the Exchange Act -- *i.e.*, the private Section 10(b) claim brought by the plaintiffs. Unlike the waiver in *McMahon*, a waiver of damages recoverable under the FOTM presumption is not adequate to protect the substantive rights of the Exchange Act, as the waiver in itself undermines the private Rule 10b-5 claim brought by the plaintiff by limiting the existing ability to recover under the Exchange Act. It is irrelevant whether waiver of the FOTM provision affects government actions, as asserted by the Proponent. Instead, where the waiver limits the ability to recover under a private Section 10(b) claim, as stated in *McMahon*, that waiver is impermissible because it is inadequate to protect the substantive rights of the Exchange Act.

Overall, the Proponent Letter appears to ask the Company and the Commission to rely on two positions in determining that the Proposal complies with Section 29(a):

- First, that -- regardless of the language of the Supreme Court in *McMahon* that any waiver that would "weaken [the] ability to recover under the [Exchange] Act" is void under Section 29(a) -- an agreement to limit the manner in which the cause of action may be shown in private actions under Rule 10b-5 (*i.e.*, no reliance on the FOTM presumption where out-of-pocket damages are sought) or, put differently, an agreement to limit the amount of damages that may be sought in private actions under Rule 10b-5 (*i.e.*, no ability to seek out-of-pocket damages where the FOTM presumption is relied on) is not void under Section 29(a); and

- Second, that -- regardless of the specific language of the waiver sought by the Proposal, the language in the Supporting Statement, and the fact that the waiver would prohibit private Rule 10b-5 actions that currently are permitted (private actions against issuers, officers, and directors that seek out-of-pocket damages in reliance on the FOTM presumption) -- the waiver sought by the Proposal would not "weaken [the] ability to recover under the [Exchange] Act."

Neither of these positions changes the Company's view that Section 29(a) does not permit the waiver sought by the Proposal. First, the Supreme Court in *McMahon* made clear the application of Section 29(a) to waivers that would weaken the ability to recover under the Exchange Act (particularly under Rule 10b-5); as the Proposal would have this effect, the Company believes that it would be void under Section 29(a). Second, the statements of the Supreme Court in *McMahon* demonstrate clearly its application to waivers that would limit private Rule 10b-5 actions in the manner sought by the Proposal.

---

2 Section 14 of the Securities Act, like Section 29(a) of the Exchange Act, declares void any stipulation "to waive compliance with any provision" of the Securities Act.

c. Amending the Articles of Incorporation to include the partial waiver does not adequately "sever the link" to rebut the FOTM presumption

The Proponent expresses his view that a partial waiver of the FOTM presumption in the Company's articles of incorporation will put future purchasers of the Company's stock on notice that they can collect only disgorgement, and that this notice effectively rebuts the FOTM presumption as permitted in *Basic*. In this regard, the Supreme Court stated in *Basic* that "any showing that severs the link between the alleged misrepresentation and either the price received (or paid) by the plaintiff or his decision to trade at a fair market price will be sufficient to rebut the presumption of reliance." *Basic* at 248. The Supreme Court provided the following acceptable means by which to rebut the presumption:

- Market-makers knew the truth about a misrepresentation, therefore the market price was not affected by the misrepresentation.
- Despite an effort to manipulate a market price, the "truth" credibly entered the market and dissipated the effects of the misstatements.
- A showing that a plaintiff in fact believed that the specific statements made by the Company were misleading, and believed that the stock was artificially underpriced, but sold anyway.

Basic at 248-49.

These examples are easily distinguished from the Proposal, which seeks a blanket waiver to forever disclaim that the market price accurately reflects the status of the Company. The opportunity for rebuttal is intended for those situations in which a plaintiff relies on a specific misrepresentation put forth by the company; it is not a tool to disclaim all future reliance on anything said by the company. In this regard, we note the following statement of the Supreme Court:

> The presumption of reliance employed in this case is consistent with, and, by facilitating Rule 10b-5 litigation, supports, the congressional policy embodied in the [Exchange] Act. In drafting that Act, Congress expressly relied on the premise that securities markets are affected by information, and enacted legislation to facilitate an investor's reliance on the integrity of those markets . . . . Indeed, nearly every court that has considered the proposition has concluded that, where materially misleading statements have been disseminated into an impersonal, well-developed market for securities, the reliance of individual plaintiffs on the integrity of the market price may be presumed.

Basic at 245-47.

3. Limiting the available measure of damages in all Rule 10b-5 cases asserting the FOTM presumption would be barred by Section 29(a)

Looking to other causes of action under the Securities Act and the Exchange Act, the Proponent argues that the proper measure of damages in private Rule 10b-5 causes of action is disgorgement and, therefore, the waiver requested by the Proposal that would limit damages in Rule 10b-5 causes of action that rely on the FOTM presumption merely "stipulates the measure most consistent with the explicit causes of action provided by the securities laws." As an initial matter, this statement is inconsistent with the statements in the Supporting Statement that "[c]urrently, the enormous potential damages are a powerful incentive for plaintiffs' lawyers to bring even weak suits." Further, this statement is inconsistent with the statement in the Proposal that "[t]he waiver would *limit* damages to disgorgement..." (emphasis added). Indeed, it appears that this statement represents an aspirational view of the proper measure of damages in private Rule 10b-5 actions, rather than the measure of damages that has been established by the courts.

Section 10(b) does not specify the measure of damages in private causes of action under that Section. Case law has, however, determined that the measure of such damages is not limited to disgorgement of ill-gotten profits. For example:

> Out-of-pocket damages are the typical measure of damages awarded in securities fraud cases brought under Section 10(b) and Rule 10b-5. They are measured as "the difference between the purchase price and the true value of the stock."

See In re Credit Suisse First Boston Corp. Sec. Litig., No. 97 Civ. 4760 (S.D.N.Y. Oct. 20, 1998).

Based on the foregoing analysis, the Company maintained and continues to believe that it may properly exclude the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(2).

B. The Company May Exclude the Proposal in Reliance on Rule 14a-8(i)(3) Because it is Materially False and Misleading and, Therefore, Contrary to Rule 14a-9

1. The Proposal is materially false and misleading because it purports to provide a means by which the Company may partially waive the FOTM presumption of reliance when such a waiver would be void under Section 29(a) of the Exchange Act

The Proponent Letter expresses the view that the No-Action Request is "wasting the Staff's time . . . by invoking" this argument. The Company respectfully disagrees with this statement. Based on the foregoing and the discussion in the No-Action Request, the Company continues to believe that it may exclude the Proposal in reliance on Rule 14a-8(i)(3).

2. ***The Proposal is materially false and misleading because it is so inherently vague and indefinite that shareholders will be unable to determine with reasonable certainty the effect of the actions sought by the proposal***

The Company continues to believe that it may exclude the Proposal in reliance on Rule 14a-8(i)(3), as it is materially false and misleading because it is so inherently vague and indefinite that shareholders will be unable to determine with reasonable certainty the effect of the actions sought by the Proposal.

As the Supreme Court stated in *Basic*, "[r]equiring proof of individualized reliance from each member of the proposed plaintiff class effectively would have prevented respondents from proceeding with a class action, since individual issues then would have overwhelmed the common ones." *Basic v. Levinson*, 485 U.S. 224, 242 (1988). In addition, as the Supreme Court further cautioned in *Basic*, requiring a plaintiff to demonstrate actual reliance on a "speculative state of facts, i.e., how he would have acted if omitted material information had been disclosed . . . or if the misrepresentation had not been made . . . would place an unnecessarily unrealistic evidentiary burden on the Rule 10b-5 plaintiff who has traded on an impersonal market." *Id.* at 245. The Proposal, in "altering the effects of" the FOTM presumption likely would, as stated by the Court, "prevent[] [shareholders] from proceeding with a class action" under Rule 10b-5 against any party in which out-of-pocket damages are sought in reliance on the FOTM presumption and could create an "unrealistic evidentiary burden" on plaintiffs attempting to prove actual reliance on an individualized basis.

Shareholders currently are permitted to bring a private action under Rule 10b-5 seeking to recover out-of-pocket damages and that ability could be effectively eliminated by the Proposal. Neither the Proposal nor the Supporting Statement provide any means by which reasonable, current shareholders could understand the effect of the Proposal on a shareholders' existing ability to recover in a private right of action under the Exchange Act. In this regard, the Proposal states merely that "[t]he waiver would limit damages to disgorgement of the defendants' unlawful gains from their violation of Rule 10b-5."

Contrary to the assertion in the Proponent Letter, the Staff has stated that the relevant question in determining whether a shareholder proposal is so vague and indefinite as to be misleading is the following: whether shareholders in voting on the proposal, and the company in implementing the proposal (if adopted), will be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See Philadelphia Electric Company* (July 30, 1992). As noted in the No-Action Request, the Company believes that the Proposal does not satisfy this standard. Due to the failure of the Proposal and Supporting Statement to explain to shareholders the potential effect of the Proposal on their existing private right of action under Rule 10b-5 -- for example, the potential for recovering out-of-pocket damages that would be eliminated by the waiver if actual reliance cannot be shown or the effect of the waiver where there are no "unlawful gains" by officers or directors -- shareholders could not reasonably understand the scope or effect of the action they are being asked to take.

Based on the foregoing analysis, the Company maintained and continues to believe that it may properly exclude the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(3).

III. CONCLUSION

Based on the foregoing and the discussion set forth in the No-Action Request, we believe that the Company may exclude the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request on behalf of the Company that the Staff concur in our view and not recommend enforcement action to the Commission if the Company excludes the Proposal from its 2011 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. Adam C. Pritchard
Ms. Shannon Alberts, Alaska Air Group, Inc.
Mr. Kyle Levine, Alaska Air Group, Inc.

Adam Christopher Pritchard

*** FISMA & OMB Memorandum M-07-16 ***

Email: acplaw@umich.edu

20 January 2011

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alaska Air Group
Shareholder Proposal of Adam C. Pritchard
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter, filed pursuant to Rule 14a-8(k), responds to the No Action Request submitted by O'Melveny & Myers on behalf of Alaska Air Group, Inc. (the Company), seeking to exclude my shareholder proposal (Proposal). The Proposal recommends an amendment to the articles of incorporation which would have the effect of reforming securities class actions against the Company and its officers and directors to promote deterrence. It is attached hereto as Exhibit A.

My Proposal, stated simply, recommends that the board of the Company take steps to amend its articles of incorporation to effect a partial waiver of the "fraud on the market" (FOTM) presumption of reliance created by the Supreme Court in *Basic Inc.* v. *Levinson*, 485 U.S. 224 (1988). The proposed amendment would apply to any suit invoking the FOTM presumption alleging violations of Rule 10b-5 of the Securities Exchange Act of 1934 against the Company, its officers, directors, or third-party agents. The amendment is only a *partial* waiver because it would not bar the use of the FOTM presumption by plaintiffs, but would simply limit damages to disgorgement of the defendants' unlawful gains from their violation of Rule 10b-5 in lawsuits invoking that presumption. Suits alleging actual reliance would not be affected by the proposal, including the damages measure in those suits; compensatory damages would still be available in those suits.

The Company contends that it may exclude my proposal pursuant to Rule 14a-8(i)(2) and (3). Specifically, the Company urges that the proposed amendment: (1) would violate the federal securities law, specifically the anti-waiver provision of the Exchange Act, section 29; and (2) is materially false and misleading. The Company's first argument is wrong; its second argument is frivolous.

A. The Proposal Does Not Violate Section 29 of the Exchange Act

1. Section 29 only bars waiver of the substantive provisions of the Exchange Act

Section 29(a) provides: "Any condition, stipulation, or provision binding any person to waive compliance with any provision of this chapter or of any rule or regulation thereunder ... shall be void." Notably, the Company cannot point to any provision of the Exchange Act or its attendant rules that would be waived under the proposal. One searches in vain through the Exchange Act and its rules for any provision requiring adherence to the FOTM presumption.

The Company argues instead that my proposed amendment would violate § 29(a) of the Exchange Act because it would "weaken [the] ability to recover under the [Exchange] Act." (No Action Request, p. 3). The Company cites no authority, however, to support the proposition that the Proposal would weaken investors' ability to recover for violations of Section 10(b) and Rule 10b-5. That argument cannot be squared with the substance of the Proposal. Contrary to the Company's contention, investors' ability to recover would not be altered *at all* if the Company were to adopt the proposal. Investors could still use the FOTM presumption to show reliance in suits against the Company, its officers and directors; the Proposal only affects the measure of damages if the FOTM presumption is used. Investors' ability to recover a judgment would be unaffected

There is not much in the way of Supreme Court precedent on the interpretation of Section 29, but the available precedent suggests that the Proposal would be enforceable. The Court has not addressed waiver of reliance clauses;[1] it has only interpreted Section 29 in connection with mandatory arbitration clauses. In that context, the Supreme Court has held that the antiwaiver provisions of the securities laws do not apply to procedural provisions. See *Rodriguez de Quijas* v. *Shearson/American Express, Inc.*, 490 U.S. 477, 482 (1989) (construing § 14 of the Securities Act, which is identical to § 29(a) of the Exchange Act).[2] "By its terms, § 29(a) only prohibits waiver of the substantive obligations imposed by the Exchange Act." *Shearson/American Express, Inc.* v. *McMahon*, 482 U.S. 220, 228 (1987). In a similar vein, the Commission has taken the position that § 29(a) only bars provisions that "effect[] a waiver of the other party's duty to comply with the Exchange Act." Brief for the Securities and Exchange Commission as Amicus Curiae Supporting Petitioners, *Shearson/American Express, Inc. v. McMahon*, 1986 WL 727882.

The Court's reasoning in these two cases leads to the conclusion that the inquiry under Section 29 can be distilled down to a simple question: Does the Proposal waive a substantive obligation imposed by the Exchange Act (invalid), or simply alter a procedure used to enforce an Exchange Act obligation (valid)? The Company's argument that the Proposal "would cause the Company to violate federal law," (No Action Request, p. 5), could only be true if the Proposal would somehow cause the Company to violate Section 10(b) and Rule 10b-5.

My Proposal cannot be construed waiving the Company's duty to comply with Section 10(b) and Rule 10b-5. The Company would still be subject to the enforcement mechanisms established by Congress in the Exchange Act: Commission enforcement actions and Justice Department criminal prosecutions. The government does not need to prove reliance in its actions, so the partial waiver of the FOTM presumption would not affect government actions in any way. See *Geman v. SEC*, 334 F.3d 1183, 1191 (10th Cir. 2003) ("The SEC is not required to prove reliance or injury in enforcement cases."); *United States v. Haddy*, 134 F.3d 542, 549-51 (3d Cir. 1998) (government need not prove reliance in criminal case). If the Company's officers and directors construe the proposal as a license to engage in fraud, they are likely to end up as the targets of an SEC enforcement action or under indictment.

---

[1] A number of lower courts have enforced clauses waiving reliance in Rule 10b-5 cases, rejecting arguments that such clauses violate Section 29. See *Rissman* v. *Rissman*, 213 F.3d 381, 384 (7th Cir. 2000) ("[A] written anti-reliance clause precludes any claim of deceit by prior representations."); *Harsco Corp.* v. *Segui*, 91 F.3d 337, 343-344 (2nd Cir. 1996); *One-O-One Enterprises, Inc.*, v. *Caruso*, 848 F.2d 1283 (D.C. Cir. 1988). The anti-reliance clauses upheld in those cases go further than the one included in the proposal; those clauses precluded claims of reliance altogether. The Proposal, by contrast, does not limit the use of the FOTM presumption at all. It merely stipulates the damages recoverable if investors choose to rely on the presumption.

[2] The Company repeatedly – and erroneously – asserts that *McMahon* "held" that provisions that weaken the ability of investors to recover under the Exchange Act are void. The *McMahon* Court *held* that the arbitration agreements at issue did not violate Section 29. The Company's counsel is apparently unfamiliar with the distinction between a decisions' holding and its reasoning. The Company cites no decision in which the Supreme Court has held a provision invalid under Section 29; my research has uncovered none.

Moreover, the Company and its officers and directors would continue to face civil liability in Rule 10b-5 cases for out-of-pocket damages to shareholder-plaintiffs who allege actual reliance. In addition to these government actions and private cases alleging actual reliance, the Company and its officers and directors who make material misstatements would also face FOTM lawsuits for disgorgement of their benefits from the fraud. This remedy is commonly used by the Commission in its enforcement actions, so it hard to see how the Proposal's reliance on that remedy would somehow cause the Company to violate Section 10(b) and Rule 10b-5. The voluminous literature on securities fraud class actions generally concludes that the disgorgement measure of damages is *more* likely to promote compliance with Rule 10b-5 because the remedy sanctions the actual wrongdoer. In sum, the limited waiver would not affect the duty of the Company and its officers to comply with Section 10(b) and Rule 10b-5.

The FOTM presumption applied by courts in Rule 10b-5 cases is not a "substantive obligation[] imposed by the Exchange Act" because it "does not impose any duty with which persons trading in securities must 'comply.'" *Shearson/American Express*, 482 U.S. at 228 (rejecting argument that arbitration provision was void because it waived "compliance" with § 27 of the Exchange Act). The FOTM presumption was not included by Congress when it adopted the Exchange Act. Instead, it was invented by lower courts decades after Congress enacted the Exchange Act, and it was not adopted by the Supreme Court until 1988, in *Basic, Inc. v. Levinson*, 485 U.S. 224. The *Basic* Court did not pretend that the FOTM presumption was a substantive obligation mandated by the Exchange Act. That argument would have been difficult to sustain, given that the Rule 10b-5 cause of action is implied rather than express. Nor did it characterize the FOTM presumption as "vital," as the Company suggests. (No Action Request, p. 5). Instead, *Basic* makes clear that the FOTM presumption is a helpful procedural device, not a substantive obligation imposed by the Exchange Act. The SEC, in its amicus brief arguing for the adoption of the FOTM presumption in *Basic*, emphasized that it "promotes judicial efficiency" and "eliminates the need for investors to meet often impractical evidentiary burdens." Brief for the Securities and Exchange Commission as Amicus Curiae, Basic, Inc. v. Levinson (April 30, 1987). These factors relate to procedure, not any substantive obligation. The FOTM presumption does not proscribe any primary conduct; it only affects the procedures by which violations of Section 10(b) and Rule 10b-5 are enforced.

Consistent with this procedural understanding, the *Basic* Court characterized the FOTM presumption as a "useful device[] for allocating the burdens of proof." *Basic*, 485 U.S. at 245. Thus, the substantive obligation imposed by Rule 10b-5 is to not make material misrepresentations in connection with the purchase or sale of a security; the FOTM presumption is procedural, providing one means by which the reliance element can be satisfied to enforce that obligation.

Moreover, the Proposal is entirely consistent with the FOTM presumption as explicated by the Court in *Basic*. The *Basic* Court emphasized that the presumption could be rebutted by "[a]ny showing that severs the link between the alleged misrepresentation and ... his decision to trade at a fair market price, will be sufficient to rebut the presumption of reliance." *Basic*, 485 U.S. at 248. My proposal would sever that link. By partially waiving the FOTM presumption of reliance in the articles of incorporation, the Company will be putting future purchasers of the company's stock on notice that they can only collect disgorgement damages if they rely on that presumption in a Rule 10b-5 case. Consistency with the Court's holding in *Basic* requires consideration not only of the FOTM presumption, but also the means that the Court provided for rebutting that presumption. The stock market would incorporate the limited waiver into the Company's stock price, thereby negating the premise for the *Basic* Court required in order to invoke the FOTM presumption, at least to the extent that there was any expectation that the presumption would entitle a plaintiff to out-of-pocket damages in a Rule 10b-5 class action.

2. The proper measure of damages in Rule 10b-5 cases asserting the FOTM presumption is disgorgement

The Company's argument that the Proposal would cause the Company to violate federal law fails for another reason: it completely ignores the question of what a plaintiff is entitled to recover in a Rule 10b-5 case invoking the FOTM presumption. The Supreme Court has never resolved this question; indeed, the *Basic* Court specifically reserved that question when it created the FOTM presumption. See *Basic*, 485 U.S. at 248 n. 28. That uncertainty over the proper measure of damages for cases invoking the FOTM presumption, standing alone, supports the validity of the Proposal, as the securities markets are "an area that demands certainty and predictability." *Pinter v. Dahl*, 486 U.S. 622, 652 (1988).

Although the Court has not ruled on the proper measure of damages in cases invoking the FOTM presumption, it has provided instruction on the proper interpretive approach to Section 10(b) when the statutory text is silent on the question to be adjudicated. In those cases, the Court has said:

> When the text of § 10(b) does not resolve a particular issue, we attempt to infer how the 1934 Congress would have addressed the issue had the 10b-5 action been included as an express provision in the 1934 Act. For that inquiry, we use the express causes of action in the securities Acts as the primary model for the § 10(b) action.

Central Bank of Denver v. *First Interstate Bank of Denver*, 511 U.S. 164, 178 (1994). Obviously, the text of Section 10(b) does not address the question of the appropriate measure of damages in cases asserting the FOTM presumption of reliance. Accordingly, we must look at the damages measures used in the explicit causes of action to discern the measure that Congress would have adopted had it included the 10b-5 action as an express cause of action.

There are six explicit causes of action in the securities laws that shed light on the measure of damages in such cases. The first two come from the Securities Act of 1933. The Court has held that the "1933 and 1934 Acts should be construed harmoniously." *Rodriguez de Quijas* v. *Shearson/American Express, Inc.*, 490 U.S. 477, 484 (1989). Section 11 of the Securities Act allows the plaintiff to sue a corporate issuer, along with its officers and directors, for damages if the company has a material misstatement in its registration statement for a public offering. Section 11 has no reliance requirement. Plaintiffs do not need to have read the registration statement that is alleged to be misleading. Damages, however, are limited to the offering price. Securities Act § 11(g). The corporate issuer's liability cannot be greater than its benefit from the fraud. Section 12(a)(2) provides a parallel cause of action for material misstatements in a prospectus or an oral statement made in connection with a public offering. Section 12(a)(2) also does not require reliance, but its remedy is rescission—plaintiffs who prevail are entitled to put their shares back to the seller in exchange for their purchase price (or rescissory damages, if the plaintiff has sold before bringing suit). Under either formula, damages are limited to the amount that the seller received from the investor, i.e., a disgorgement measure. In FOTM cases, the corporate defendant being sued has typically received nothing from the investor because it was not issuing securities during the time of the alleged fraud; there is nothing to disgorge.

Turning to the Exchange Act private causes of action, Section 28 preserves existing rights and remedies, but bars plaintiffs from recovering "a total amount in excess of his actual damages on account of the act complained of." This provision tells us nothing, however, about the relation between reliance and damages. More illuminating are the two explicit causes of action allowing for recovery from insider traders. Neither cause of action requires reliance, but both limit damages to the benefit that the insider trader obtained from his violation. First, Section 16(b) allows shareholders to bring derivative suits on behalf of the corporation to recover "short swing" gains made by insiders trading in the company's shares (*i.e.*, profits gained, or losses avoided, for "round trip" transactions—buy/sell or sell/buy—within six months of each other). The remedy is limited to the defendant's benefit from the violation, in this case the profits the insider gained (or the losses he avoided) within the six-month period that defines the offense. Second, Section 20A creates a private cause of action for insider trading, this time for conduct that violates Section 10(b) because the insider has breached a duty of disclosure. The provision allows investors who have traded contemporaneously with insiders to recover damages from those insider traders. Reliance is excused in such cases, *Affiliated Ute v. Citizens of Utah* v. *United States*, 406 U.S. 128 (1972), but damages once again are limited to the defendant's "profit gained or loss avoided in the transaction." Moreover, even that measure is reduced by any disgorgement obtained by the SEC based on the same violations. Thus, where the Exchange Act excuses reliance, recovery is limited to the defendant's gain, not the plaintiff's loss. That is the measure in my Proposal for cases in which the plaintiff is relying on the FOTM presumption.

Section 18 of the Exchange Act comes closest to the Rule 10b-5 FOTM class action. Section 18 allows investors who have relied on a corporation's filings with the SEC to recover damages for misstatements in those filings. Section 18 does not limit damages, thus standing in sharp contrast to the other causes of action. It is also unique in requiring that plaintiff to demonstrate that he purchased or sold "in reliance upon" the misstatement in the company's filings with the SEC. Damages are limited to the "damages caused by such reliance." Thus, out-of-pocket damages are available under Section 18 only when the plaintiff can demonstrate actual reliance.[3] As noted above, the proposed partial waiver would not affect the availability of out-of-pocket damages in such cases.

In sum, the principle common to these explicit causes of action in the securities laws is that damages should be limited to some measure of the defendant's benefit (the disgorgement measure of unjust enrichment), unless the plaintiff can show actual reliance on the misstatement, in which case the out-of-pocket measure is appropriate. The measure in my proposal is consistent with that principle, and therefore consistent with Sections 10(b) and 29(a). It does not limit any rights provided by the Rule 10b-5 implied private cause of action, but instead stipulates the measure most consistent with the explicit causes of action provided by the securities laws.

B. The Proposal Does Not Violate Rule 14a-9

1. The Proposal is not false and misleading

The Company's second argument for excluding my proposal is that it is misleading because it does not disclose that it is illegal, that is, that it violates Section 29(a). (No Action Request, p. 5). This frivolous argument probably does not warrant a response, but in the interest of completeness I will address it. As discussed above, the proposal does not violate Section 29(a). Therefore, it is false and misleading to say that it violates Section 29(a), as the Company does. In other words, the proposal either violates Rule 14a-8(i)(2), or it does not. Rule 14a-8(i)(3) is irrelevant to the question. The Company is wasting the Staff's time (not to mention its shareholders' money) by invoking the latter rule.

The logic(?) of the Company's argument is best demonstrated by considering what would be required to make the Proposal accurate from the Company's perspective. Presumably, this would take the form of "*The Proposal violates Section 29 of the Exchange Act, and therefore, could not be implemented if adopted by the shareholders.*" After comparing my argument on this question with the Company's, however, any competent lawyer would be compelled admit that the question is uncertain. As noted above, no court has passed on the validity of the partial waiver of FOTM presumption/stipulation of damages anticipated by the Proposal. Until the Supreme Court has done so,

[3] This example raises the amusing possibility – on the Company's theory – that Section 18 violates Section 29!

it cannot be asserted with any confidence that the Proposal violates section 29 of the Exchange Act. I say it does not violate Section 29, the Company says it does, but it cannot point to any case law even remotely on point. Only a court can resolve the question. Given that uncertainty, the Company's logic would suggest that it would be false and misleading to state that adopting the Proposal "would cause the Company to violate Section 29(a) of the Exchange Act," (No Action Request, p. 2), because we cannot know how a court would rule until it has been called upon to assess the validity of the Proposal.

Does this mean that the Company has violated Rule 14a-9 by asserting that the Proposal violates Section 29(a)? No, it just means that the Company's is making a frivolous argument when it asserts that the Proposal is misleading. If the Company wants to argue that a court might not enforce the Proposal if adopted, it is free to do so in the proxy statement, although it might want to consider a more persuasive argument then the one that it has offered in its No Action Request. The shareholders can then decide whether this is a risk worth taking.[4] Until the Proposal is adopted, a court will not have the opportunity to consider the validity of Proposal's partial waiver of the FOTM presumption, so it is impossible to say that it violates Section 29(a). If the Company is allowed to exclude the proposal, we will never have the opportunity for a judicial resolution of this question

2. The Proposal is not vague and indefinite

The Company also contends that the proposal is misleading because it "is vague and indefinite." (No Action Request, p. 7). Specifically, the Company complains that the proposal does not does not advise the shareholders that they are being asked "to surrender a right that they currently have under the Exchange Act." (No Action Request, p. 8).

It is specious to suggest that altering the effects of a legal presumption is equivalent to giving up a "substantive right." (No Action Request, p. 8). As explained above, the FOTM presumption cannot possibly be viewed as a substantive right.

More fundamentally, the Company's claim of vagueness cannot be squared with the text of the proposal. The proposal tells shareholders (1) that they can "satisfy the reliance requirement ... by alleging that a company's stock price has been distorted by a material misrepresentation;" (2) that the amendment would waive that right; and (3) that the "waiver would limit damages to disgorgement of the defendants' unlawful gains," which would have the effect of "substantially limit[ing] the damages that could be sought from the Company."

The Proposal's summary of the legal effect of the FOTM presumption is more than adequate to explain the effect of amendment; going into greater detail is more likely to confuse than enlighten shareholders. To state that something is a "requirement" suggests that it must be satisfied. The mechanics of how the FOTM presumption works, including factors relevant to the assessment of market efficiency, are irrelevant to the choice that shareholders are being asked to make, particularly in light of the fact that the FOTM presumption would continue to be available under the Proposal, albeit with limited damages. The proposal provides as much detail as is feasible within the 500 words constraint; including excerpts from the Court's decision in *Basic* would have done little to further enlighten shareholders on the proposal and its purposes. The mechanics of how the FOTM presumption operates are wholly irrelevant to those purposes and are of interest mainly to securities litigators and expert witnesses. Tellingly, the Company does not offer any suggestion of language that would better explain

[4] The Company's concerns about the validity of the Proposal are somewhat undercut by its inability to identify any costs that it might incur from adopting the Proposal, even if a court declines to enforce the provision at some later date.

the operation of the FOTM presumption, other than to quote one of my articles on the topic. Shareholder proposals do not require the explication one would expect in a legal review article; burying shareholders in legalese and financial economics is hard to square with the 500-word limit for proposals.

Nor are shareholders likely to be in doubt as to the Proposal's effects. "Waive" and "waiver" are generally understood as synonymous with the Company's preferred term, "surrender." If anything waiver is more specific than "surrender." Shareholders are unlikely to be misled into thinking that they are gaining any rights under the Proposal; rather, the Proposal makes clear that its purpose is to "substantially limit the damages that could be sought from the Company." That limit on damages would constrain the harmful effects of the costly and wasteful FOTM presumption. In its place, the Proposal would specify alternative damages measure calibrated to maximize deterrence.

Any discussion of alternative damages measures under Rule 10b-5 would be more likely to mislead than enlighten. To characterize "out-of-pocket trading losses" as the "shareholder's typical remedy," No Action Request, p. 8, is misleading because it fails to note that settlement amounts are typically a very small percentage of plaintiffs' trading losses. Perhaps the Company and its lawyers are unaware of the reality of securities class actions, but almost all securities fraud class actions settle if they are not dismissed, and the evidence is overwhelming that those settlements do not come anywhere close to compensating investors for their losses. Theoretical measures of damages bear little connection to the damages actually awarded in securities class actions. The relevant question for shareholders is whether they benefit from FOTM class actions as currently structured, which the supporting statement discusses at length. Accordingly, shareholders are provided with the information they need to understand the subject matter and scope of the proposal.

C. Conclusion

Based upon the foregoing analysis, I urge the Staff to reject the Company's request for a no-action letter. If the staff does not concur with my position, I would appreciate the opportunity to confer with the Staff concerning these matters prior to issuing its response. I am open to any changes to the Proposal that the Staff may suggest.

Pursuant to Rule 14a-8(j), I am sending by U.S. mail six copies of this letter under separate cover. A copy of this correspondence has been provided to the Company and its counsel by email. If I can provide additional information to address any questions that the Staff may have with respect to this correspondence or the Company's No Action Request, please do not hesitate to call me at my office, (734) 647-4048.

Sincerely,

s/ Adam C. Pritchard

cc: Mr. Keith Loveless, Alaska Air Group, Inc.
Mr. Martin Dunn, O'Melveny & Myers LLP

Exhibit A

Adam Pritchard's Proposal for Reforming Securities Class Actions and Supporting Statement

BE IT RESOLVED: That the shareholders of Alaska Air Group hereby recommend that the Board of Directors initiate the appropriate process to amend the Company's certificate of incorporation to provide for a partial waiver of the "fraud-on-the-market" presumption of reliance created by the Supreme Court in *Basic v. Levinson*, 485 U.S. 224 (1988). That presumption allows trading shareholders to satisfy the reliance requirement of Rule 10b-5 of the Securities Exchange Act of 1934 by alleging that a company's stock price has been distorted by a material misrepresentation. The certificate amendment should waive the shareholders' right to rely on that presumption in any suit alleging Rule 10b-5 violations against the Company, its officers, directors, or third-party agents. The waiver would limit damages to disgorgement of the defendants' unlawful gains from their violation of Rule 10b-5, which would be distributed to shareholder members of the class.

SUPPORTING STATEMENT: Securities fraud class actions impose enormous costs on public companies but provide little benefit to shareholders. This proposal would limit damages in secondary market securities class actions, i.e., suits brought against the Company when it has not sold securities during the time that its common stock was allegedly distorted by a material misrepresentation. Under current practice, such suits effectively result in a "pocket shifting" of money from one group of shareholders (those who continue to hold the company's shares) to another (those who bought during the time that the price was distorted by fraud). Frequently, shareholders will be members of both groups simultaneously, which means they are paying themselves compensation in securities class actions. Sometimes the corporation pays directly for the settlement, and sometimes it pays indirectly in the form of insurance premia, but either way these settlements come out of funds that the corporation could use to pay dividends or make new investments. Almost never do the officers who actually made the misrepresentation have to contribute to the settlement. Consequently, suits provide minimal compensation and, worse yet, scant deterrence of fraud. The only clear winners under this scheme are the lawyers who bring the suits, and those who defend them, who profit handsomely from moving the money around.

The proposed amendment would substantially reduce plaintiffs' lawyers' incentives to file suit against the Company in response to a drop in the Company's stock price. Currently, the enormous potential damages are a powerful incentive for plaintiffs' lawyers to bring even weak suits and a powerful incentive for companies to settle, even if they believe that they would win at trial. The proposal would substantially limit the damages that could be sought from the Company, thereby reducing the incentive of plaintiffs' lawyers to sue the Company. Lawsuits would instead target officers of the Company who reaped large stock option gains or other incentive compensation as the result of fraud, thereby penalizing the party actually responsible for the fraud.

We urge the shareholders to vote for the proposal.



O'MELVENY & MYERS LLP

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(202) 383-5418

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mdunn@omm.com

January 12, 2011

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alaska Air Group, Inc.
Shareholder Proposal of Adam C. Pritchard
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client, Alaska Air Group, Inc., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance (the ***"Division"***) of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and statement in support thereof (the ***"Supporting Statement"***) submitted by Adam C. Pritchard (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Stockholders (the ***"2011 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On November 30, 2010, the Company received a letter from the Proponent containing the Proposal and Supporting Statement for inclusion in the Company's 2011 Proxy Materials. The Proposal recommends that the Board of Directors initiate the appropriate process to amend the Company's certificate of incorporation to provide for "a partial waiver of the 'fraud-on-the-market' presumption of reliance created by the Supreme Court in *Basic v. Levinson*, 485 U.S. 224 (1988)." The Proposal specifies that the amendment should waive the shareholders' right to rely on the fraud-on-the-market (***"FOTM"***) presumption in any suit alleging violations of Rule 10b-5 under the Exchange Act against the Company, its officers, directors, or third-party agents.

The waiver would:

- apply to suits alleging reliance on the FOTM presumption; and
- limit damages to disgorgement of the defendants' unlawful gains from their violation of Rule 10b-5 -- with the amounts disgorged being distributed to shareholder members of the class.

II. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2011 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(2) because the Proposal violates the anti-waiver provision of the Exchange Act; and
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(2) Because it Would Cause the Company to Violate the Anti-Waiver Provision in Section 29 of the Exchange Act

Rule 14a-8(i)(2) permits the omission of a shareholder proposal if the implementation of the proposal would cause the company to violate any federal law to which it is subject. By recommending that the Board of Directors amend the Company's certificate of incorporation to provide a partial waiver of the FOTM presumption of reliance recognized by the Supreme Court, it is our view that the Proposal would cause the Company to violate Section 29(a) of the Exchange Act (***"Section 29(a)"***).

The Supporting Statement indicates clearly the intent of the Proposal -- "[t]his proposal would limit damages in secondary market securities class actions, i.e., suits brought against the Company when it has not sold securities during the time that its common stock was allegedly distorted by a material misstatement." Although not stated in the Proposal or the Supporting

Statement, the FOTM presumption in Rule 10b-5 claims has been summarized by the Proponent as follows:

> The FOTM presumption allows plaintiffs to skip the step of alleging personal reliance on the misstatement, instead allowing them to allege that the *market* relied on the misrepresentation in valuing the security. The plaintiffs in turn are deemed to have relied upon the distorted price produced by a deceived market. The empirical premise underlying the FOTM presumption is the efficient capital market hypothesis, which holds that efficient markets rapidly incorporate information—true or false—into the market price of a security. Thus, the price paid by the plaintiffs would have been inflated by the fraud, rendering the misstatement the cause in fact of the fraudulently induced purchase. The FOTM presumption assumes that purchasers would not have paid the prevailing market price if they knew the truth.[1]

1. The "waiver" sought by the Proposal is inconsistent with the "anti-waiver" provision of Section 29(a)

Section 29 of the Exchange Act is titled "Validity of contracts." Paragraph (a) of that section, captioned "Waiver provisions," reads, "[a]ny condition, stipulation, or provision binding any person to waive compliance with any provision of this chapter or of any rule or regulation thereunder, or of any rule of an exchange required thereby shall be void."

2. Section 10(b) is a substantive provision of the Exchange Act that, along with Rule 10b-5 under that Section, imposes a duty on persons trading in securities -- as the Proposal would limit damages in Section 10(b) and Rule 10b-5 claims, it is void under Section 29(a) because it would "weaken [the] ability to recover under the [Exchange] Act"

a. The Supreme Court's Decision in Shearson/American Express Inc. v. McMahon Provides Guidance Regarding the Application of Section 29(a)

In *Shearson/American Express Inc. v. McMahon*, two customers sued a brokerage firm alleging violations of Section 10(b) and Rule 10b-5, among other allegations. 482 U.S. 220, 238 (1987). The customers had signed agreements consenting to arbitration for all controversies relating to their accounts. In arguing that their agreement to arbitrate the claims was invalid, the customers relied on Section 27 of the Exchange Act, which grants exclusive jurisdiction over claims arising under the Exchange Act to the United States district courts. The customers reasoned that Section 29(a) invalidated any pre-dispute arbitration agreement as an impermissible waiver of Section 27. *Id.* at 227-228.

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[1] *See* http://www.cato.org/pubs/scr/2008/Stoneridge_Pritchard.pdf.

The Court ultimately disagreed with the customers and held that so long as arbitration was "adequate to vindicate Exchange Act rights," an agreement to arbitrate was not an impermissible waiver of Section 27. *Id.* at 238. It is important to note, however, that the Court's holding is limited to pre-dispute arbitration agreements. In reaching this conclusion, the Court states:

> Section 29(a) is concerned, not with whether brokers 'maneuver[ed customers] into' an agreement, but with whether the agreement 'weaken[s] their ability to recover under the [Exchange] Act.' [*Wilko v. Swan*] 346 U.S. [427] [at] 432 [(1957)]. The former is grounds for revoking the contract under ordinary principles of contract law; the latter is grounds for voiding the agreement under § 29(a).[2]

Based on its determination that arbitration procedures that were subject to the Commission's Section 19 authority were "adequate to vindicate Exchange Act rights" (in *McMahon*, the rights provided by Section 10(b) and Rule 10b-5), the Court determined that the pre-dispute arbitration agreements did not "weaken [the customers'] ability to recover under the [Exchange] Act." Accordingly, the Court found that the waiver of Section 27 was not "tantamount to an impermissible waiver of the McMahons' rights under [Section] 10(b)." *Id.* at 234.

b. The amendment sought by the Proposal would be void under Section 29(a) because it would waive compliance with a substantive provision of the Exchange Act and would "weaken [the] ability to recover under the [Exchange] Act"

A partial waiver of the FOTM presumption and a limiting of available damages in Rule 10b-5 claims, which the Proposal seeks, would substantially weaken a substantive Exchange Act right itself -- the private right of action under Section 10(b) and Rule 10b-5. Section 10(b) creates a substantive obligation and "is a 'provision' of the 1934 Act, with which persons trading in securities are required to 'comply.'" *Brief for the SEC as Amicus Curiae Supporting Petitioners, Shearson/American Express Inc. v. McMahon*, 1986 U.S. Briefs 44 (November 20, 1986) (***"SEC Amicus Brief"***). Further, shareholders have a private right of action under Section 10(b) and may bring a private lawsuit to enforce Rule 10b-5. *Central Bank of Denver, N.A., v. First National Bank of Denver, N.A.*, 511 U.S. 164, 171 (1994). In this regard, the Commission has stated that the Section 10(b) and Rule 10b-5 private right of action "has been consistently recognized for more than 35 years [and] [t]he existence of this implied remedy is simply beyond peradventure." *SEC Amicus Brief* (citing *Herman & MacLean v. Huddleston*, 459 U.S. 375, 380 (1983)).

As discussed above, the Court in *McMahon* held that an agreement that "weaken[s] [the] ability to recover under the [Exchange] Act" is void under Section 29(a). *McMahon*, 482 U.S. at 230. Unlike the waiver of Section 27 that the Court considered in *McMahon*, the Proposal seeks

---

[2] *Id.* at 230.

to waive the FOTM presumption, a critical element of a Section 10(b) and Rule 10b-5 claim. As noted by the Supreme Court, the FOTM presumption is vital because otherwise requiring each individual in a private cause of action to show reliance would prevent a class action from proceeding and "would place an unnecessarily unrealistic evidentiary burden on the Rule 10b-5 plaintiff who has traded on an impersonal market." *Basic v. Levinson*, 485 U.S. 224 (1988) at 245.

The Court in *McMahon* allowed the waiver of Section 27 only because it determined that the alternate forum was adequate to protect the substantive rights of the Exchange Act. However, a partial waiver of the FOTM presumption and a limiting of available damages in Rule 10b-5 claims, which the Proposal seeks, would substantially weaken a substantive Exchange Act right itself -- the ability of private plaintiffs to recover in a private right of action under Section 10(b) and Rule 10b-5. That the waiver would "weaken their ability to recover under the [Exchange] Act" is not disputed -- the Supporting Statement explicitly states that the waiver would "limit damages" in suits alleging violations of Rule 10b-5 against the Company, its officers, directors and third-party agents. Therefore, consistent with the test established by the Supreme Court in *McMahon*, such a waiver would be void under Section 29(a). As such, the amendment to the Company's certificate of incorporation that is sought by the Proposal, which would provide "a partial waiver of the 'fraud-on-the-market' presumption of reliance created by the Supreme Court in *Basic v. Levinson*," would cause the Company to violate federal law.

Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(2).[3]

C. *The Proposal and Supporting Statement May Be Excluded in Reliance on Rule 14a-8(i)(3) Because it is Materially False and Misleading and, Therefore, Contrary to Rule 14a-9*

1. *The Proposal is materially false and misleading because it purports to provide a means by which the Company may partially waive the FOTM presumption of reliance when such a waiver, in fact, would be void under Section 29(a) of the Exchange Act*

The Proposal and Supporting Statement also may be excluded in their entirety under Rule 14a-8(i)(3) as the Proposal is contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal is materially false and misleading because it falsely represents that an amendment to the Company's certificate of incorporation could provide for a partial waiver of the FOTM presumption under Section 10(b)

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[3] Based on the Division's guidance in Staff Legal Bulletin No. 14B (September 15, 2004), and the procedures for submission set forth in Rule 14a-8(j)(2)(iii), we understand that a legal opinion is required where it is asserted that a proposal may be excluded as improper under state or foreign law, but no such requirement apparently exists when the proposal is improper under federal law. Therefore, we have not included a legal opinion as part of this submission.

and Rule 10b-5, when such a waiver would be void under Section 29(a). Therefore, the Proposal and Supporting Statement may be excluded under Rule 14a-8(i)(3) because the entire premise of the Proposal is materially false and misleading in violation of Rule 14a-9.

As discussed in detail in Section II.B., above, Section 29(a) of the Exchange Act provides that "[a]ny condition, stipulation, or provision binding any person to waive compliance with any provision of this chapter or of any rule or regulation thereunder, or of any rule of an exchange required thereby shall be void." In this regard, we note again that the Supreme Court held in *McMahon* that an agreement that weakens the ability to recover under the Exchange Act is void under Section 29(a). *McMahon*, 482 U.S. at 230. Accordingly, because the amendment to the Company's certificate of incorporation that is sought by the Proposal would "limit damages" in Rule 10b-5 claims, that amendment would weaken the ability of plaintiffs to recover under the Exchange Act and, therefore, be void under Section 29(a).

The Proposal states that "the shareholders of Alaska Air Group hereby recommend that the Board of Directors initiate the appropriate process to amend the Company's certificate of incorporation to provide for a partial waiver of the 'fraud-on-the-market' presumption of reliance created by the Supreme Court in *Basic v. Levinson*, 485 U.S. 224 (1988)." However, any such amendment to the Company's certificate of incorporation would be void by operation of Section 29(a). The Proposal, therefore, seeks a result -- a partial waiver of the FOTM presumption -- that the Company is not permitted to effect under the Exchange Act. Accordingly, this statement and the entire Proposal are materially false and misleading.

The Proposal and Supporting Statement materially misleads shareholders by presenting the effect of the Proposal as an effect that could be achieved. As such, the underlying premise of the Proposal is materially false and misleading. We recognize that objections to assertions in a proposal because they are not supported or may be countered do not provide a basis for exclusion of a proposal pursuant to Rule 14a-8(i)(3), as discussed in Staff Legal Bulletin No. 14B (September 15, 2004) (***"SLB 14B"***); however, such objections are not the bases for our view in this regard. Rather, we believe that the Proposal itself, not merely a statement in the Proposal or the Supporting Statement, is materially false and misleading.

In a no-action letter issued previously to the Company, the Staff did not object to exclusion of an entire proposal where the proposal contained numerous unsubstantiated, false, and misleading statements. *Alaska Air Group, Inc.* (January 15, 2004). Similarly, in the current Proposal, it is not possible to edit or exclude specific portions of the Proposal to cure this deficiency, as it is the Proposal itself that is false and misleading. Therefore, in accordance with SLB 14B, which notes that the Staff "may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules," we believe it is appropriate for the Company to exclude the Proposal and Supporting Statement in their entirety. *See also The Bear Stearns Companies Inc.* (January 30, 2007) (excluding an entire proposal and supporting statement that sought shareholder support for an annual advisory management resolution to approve the report of the Compensation Committee in the proxy statement as misleading because the Commission rule revisions moved disclosure of executive compensation out of the Compensation Committee Report) and *State Street Corporation* (March 1, 2005) (excluding a proposal to exempt the board of directors from specified provisions of state law as misleading because the statutory reference was incorrect). Similar to the proposals in *The Bear Stearns Companies Inc.* and *State Street Corporation*, counter to the underlying premise of the Proposal, a vote to amend the Company's certificate of incorporation as sought in the Proposal would not partially waive the FOTM presumption because such a provision in the certificate of incorporation would be void under Section 29(a).

Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(3).

2. ***The Proposal is materially false and misleading because it is so inherently vague and indefinite that shareholders and the Company will be unable to determine with reasonable certainty the effect of the actions sought by the Proposal***

Pursuant to SLB 14B, reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (July 30, 1992). In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

The Staff has consistently allowed for the exclusion of proposals employing a key term that was vague or indefinite. For example, in *Citigroup Inc.* (February 22, 2010), the Staff concurred that the company could omit a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" under Rule 14a-8(i)(3) as vague and indefinite. Citigroup asserted that the proposal was not only vague regarding whether it required or recommended action, but also because the term "US Economic Security" could be defined by any number of macroeconomic factors or economic valuations and the proposal's objective was therefore unclear. *See also NSTAR* (January 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records"); *People's Energy Corporation* (November 23, 2004) (concurring in the omission of a proposal requesting that the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect as inherently vague and indefinite because the term "reckless neglect" was undefined); *Wendy's International, Inc.* (February 24, 2006) (concurring in the omission of a proposal requesting reports on "the progress made toward accelerating development of [controlled-atmosphere killing]" as inherently vague and indefinite because the term "accelerating development" was undefined such that the actions required to implement the proposal were unclear). Similarly, the Proposal and Supporting Statement are inherently vague and indefinite because they fail to provide fundamental information necessary for shareholders to make an informed voting decision on the Proposal. Most significantly, the Proposal and Supporting Statement do not inform shareholders that they are being asked to surrender a right that they currently have under the Exchange Act.

The Proposal fails to provide on its face a sufficient explanation of the right -- the FOTM presumption in a Rule 10b-5 action -- that shareholders are being asked to waive. The Proposal attempts to define the FOTM presumption by stating that it "allows trading shareholders to satisfy the reliance requirement of Rule 10b-5 of the Securities Exchange Act by alleging that a company's stock price has been distorted by a material misrepresentation." This explanation of the presumption, however, assumes that shareholders have a preexisting understanding of the requirements of a Rule 10b-5 action, including the reliance requirement. The only means by which a reasonable investor may determine an understanding of the requirements of a Rule 10b-5 action and the "FOTM presumption" referred to in the Proposal would be to read about it in the referenced decision in *Basic v. Levinson* or elsewhere. Further, while the Proposal and Supporting Statement indicate generally that the waiver would "limit damages" to the Company, neither the Proposal nor Supporting Statement sufficiently explains to shareholders the effect that a waiver of the FOTM presumption would have on a shareholder's typical remedy in a Rule 10b-5 action (i.e., the ability to recover actual out-of-pocket trading losses). Without a more detailed explanation of the FOTM presumption and the effect to shareholders of a waiver of such presumption, a reasonable investor would have no idea that they are being asked to surrender a substantive right that is available to them currently.

Any matter put to shareholders for a vote is required to provide sufficient information for a reasonable shareholder to understand the subject matter and scope of the proposal upon which they would be asked to vote. In *Berkshire Hathaway Inc.* (March 2, 2007), the Staff concurred with the company's view that a proposal seeking to restrict the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order of the President of the United States could be omitted pursuant to Rule 14a-8(i)(3). In that request, the company expressed the view that it was not clear from the text of the proposal and supporting statement what conduct was "prohibited for U.S. corporations by Executive [O]rder of the President" and, therefore, shareholders would be asked to vote on a proposal whose potential scope was not fully known. The same is true of the Proposal and Supporting Statement. Without the meaning and scope of the FOTM presumption being provided to shareholders, there is no way for reasonable shareholders to understand the scope and effect of the action they are being asked to take.

Based on the foregoing analysis, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(3).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,



for Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. Adam C. Pritchard

Ms. Shannon Alberts, Alaska Air Group, Inc.
Mr. Kyle Levine, Alaska Air Group, Inc.

EXHIBIT A

Adam Christopher Pritchard

FISMA & OMB Memorandum M-07-16

22 November 2010

Mr. Keith Loveless
Vice President / Legal and Corporate Affairs,
General Counsel and Corporate Secretary
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

Re: Proposal for Reforming Securities Class Actions and Supporting Statement Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Mr. Loveless:

Please find enclosed my Proposal for Reforming Securities Class Actions and Supporting Statement. I would like this proposal to be included in the Company's proxy statement for its upcoming annual meeting of shareholders.

I have also enclosed confirmation from my broker that I have held my 100 shares of Alaska Air Group since December 2, 2008, along with a copy of the sale confirming my purchase of those shares. I intend to hold those shares through the date of the Company's annual meeting and present the proposal at that meeting.

Please let me know if you have any questions regarding the proposal. You can reach me by phone at my office, (734) 647-4048, or by email at acplaw@umich.edu. Thank you for your attention to this matter.

Sincerely yours,



A.C. Pritchard

Enc.

Adam Pritchard's Proposal for Reforming Securities Class Actions and Supporting Statement

BE IT RESOLVED: That the shareholders of Alaska Air Group hereby recommend that the Board of Directors initiate the appropriate process to amend the Company's certificate of incorporation to provide for a partial waiver of the "fraud-on-the-market" presumption of reliance created by the Supreme Court in *Basic v. Levinson*, 485 U.S. 224 (1988). That presumption allows trading shareholders to satisfy the reliance requirement of Rule 10b-5 of the Securities Exchange Act of 1934 by alleging that a company's stock price has been distorted by a material misrepresentation. The certificate amendment should waive the shareholders' right to rely on that presumption in any suit alleging Rule 10b-5 violations against the Company, its officers, directors, or third-party agents. The waiver would limit damages to disgorgement of the defendants' unlawful gains from their violation of Rule 10b-5, which would be distributed to shareholder members of the class.

SUPPORTING STATEMENT: Securities fraud class actions impose enormous costs on public companies but provide little benefit to shareholders. This proposal would limit damages in secondary market securities class actions, i.e., suits brought against the Company when it has not sold securities during the time that its common stock was allegedly distorted by a material misrepresentation. Under current practice, such suits effectively result in a "pocket shifting" of money from one group of shareholders (those who continue to hold the company's shares) to another (those who bought during the time that the price was distorted by fraud). Frequently, shareholders will be members of both groups simultaneously, which means they are paying themselves compensation in securities class actions. Sometimes the corporation pays directly for the settlement, and sometimes it pays indirectly in the form of insurance premia, but either way these settlements come out of funds that the corporation could use to pay dividends or make new investments. Almost never do the officers who actually made the misrepresentation have to contribute to the settlement. Consequently, suits provide minimal compensation and, worse yet, scant deterrence of fraud. The only clear winners under this scheme are the lawyers who bring the suits, and those who defend them, who profit handsomely from moving the money around.

The proposed amendment would substantially reduce plaintiffs' lawyers' incentives to file suit against the Company in response to a drop in the Company's stock price. Currently, the enormous potential damages are a powerful incentive for plaintiffs' lawyers to bring even weak suits and a powerful incentive for companies to settle, even if they believe that they would win at trial. The proposal would substantially limit the damages that could be sought from the Company, thereby reducing the incentive of plaintiffs' lawyers to sue the Company. Lawsuits would instead target officers of the Company who reaped large stock option gains or other incentive compensation as the result of fraud, thereby penalizing the party actually responsible for the fraud.

We urge the shareholders to vote for the proposal.

Personal and Workplace Investing

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917



November 10, 2010

Mr. Adam C. Pritchard

FISMA & OMB Memorandum M-07-16

Dear Mr. Prichard:

Thank you for calling us about your Fidelity Brokerage ending in ***FISMA & OMB Memorandum M-07-16***

Please let this letter serve as verification have you have owned you shares of Alaska Air Group since December 2, 2008.

I hope you find this information helpful. If you have any additional questions or concerns, please contact your Premium Service team 521 at 800-544-5407 for assistance. We appreciate your business Mr. Pritchard.

Sincerely,

Kathy Connors
Premium Service Specialist
Our File: W727161-10NOV10

Alaska Air Group, Inc.

December 13, 2010

Via Overnight Mail and Email (acplaw@umich.edu)

Mr. Adam Christopher Pritchard

FISMA & OMB Memorandum M-07-16

Re: <u>*Shareholder Proposal*</u>

Dear Mr. Pritchard:

We received on November 30, 2010 your letter submitting a shareholder proposal for inclusion in the proxy materials for the 2011 annual meeting of stockholders of Alaska Air Group, Inc. (the "Company").

Rule 14a-8 under the Securities Exchange Act of 1934 (a copy of which is enclosed) sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. In accordance with Rule 14a-8(f) (Question 6), we hereby notify you that to be eligible to submit a proposal for inclusion in the Company's proxy materials, you must have continuously held at least $2,000 in market value, or 1% of the Company's shares entitled to be voted on the proposal, for at least one year as of the date the shareholder proposal was submitted. (*See* Rule 14a-8(b), Question 2.) The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership you submitted does not satisfy Rule 14a-8's ownership requirements as of the date you submitted the proposal to the Company. In particular, we note the following:

1. You transmitted with your proposal a letter from Fidelity Investments that purports to verify your beneficial ownership of the Company's shares. Rule 14a-8(b) requires that the written statement proving your beneficial ownership be submitted by the "record" holder of your shares. There is no indication in the letter from Fidelity Investments that Fidelity Investments is the record holder of your shares, and Fidelity Investments does not appear on our records as a record holder of the Company's shares.

2. The letter from Fidelity Investments that you submitted with your proposal is dated November 10, 2010 and states that you have owned your shares of the Company since December 2, 2008. However, Rule 14a-8(b) expressly requires that the written statement from the record holder of your shares verify that you continuously owned your shares for a period of one year at the time you submitted your proposal. Because the proof of ownership you provided is dated prior to the date on which you

submitted your proposal, we do not believe that the letter from Fidelity Investments is sufficient confirmation that you satisfy this requirement.

To remedy these defects, you must submit sufficient proof that you have satisfied Rule 14a-8's share ownership requirements. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date your proposal was submitted, you continuously held the requisite number of the Company's shares for at least one year; or

- if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the Company's shares as of the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

In accordance with Rule 14a-8(f)(1), and in order for the proposal you submitted to be eligible for inclusion in the Company's proxy materials, your response to the requests set forth in this letter must be postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter.

Please note that the requests in this letter are without prejudice to any other rights that the Company may have to exclude your proposal from its proxy materials on any other grounds permitted by Rule 14a-8.

Very truly yours,



Keith Loveless
Vice President, Legal and Corporate Affairs,
General Counsel and Corporate Secretary

Attachment – Copy of Rule 14a-8 under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than

30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead

include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Adam Christopher Pritchard

FISMA & OMB Memorandum M-07-16

16 December 2010

Mr. Keith Loveless
Vice President / Legal and Corporate Affairs,
General Counsel and Corporate Secretary
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168
VIA FACSMILE: (206) 392-5807

Re: Proposal for Reforming Securities Class Actions and Supporting Statement Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Mr. Loveless:

Thank you for your letter of December 13, 2010. I am attaching a letter from Fidelity indicating that my 100 shares in question are held of record by C.E.D.E. & Company for the benefit of Fidelity Investments.

Regarding your second point, I am not quite sure how one would submit a letter from the record holder dated the same date as the proposal. The United States mail generally takes several days to deliver such things, as it did in this case. Your reading of Rule 14a-8 does not make much sense as a practical matter; can you provide me with authority from the Division of Corporation Finance to support it? Or maybe you are questioning whether the period from December 2, 2008 to November 10, 2010 is more than a year. Perhaps you can clarify this point.

Please let me know if you have any questions regarding the proposal. You can reach me by phone at my office, (734) 647-4048, or by email at acplaw@umich.edu. Thank you for your attention to this matter.

Sincerely yours,



A.C. Pritchard

Enc.

Personal and Workplace Investing

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917



December 15, 2010

Adam C. Pritchard

Fax # 734-647-7349

To Whom It May Concern:

This letter is to confirm that on December 2, 2008, Adam C. Pritchard purchased 100 shares of Alaska Airline in his Fidelity account ending in Memor and has not sold or purchased any additional shares and holds the 200 shares as of this writing.

I can confirm that the shares are registered to C.E.D.E & Company for the benefit of Fidelity Investments for the account of Adam Pritchard.

I hope you find this information helpful. If you have any questions regarding this issue, please contact me at 800-800-6890: Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual extension; when prompted enter my 5 digit extension 27977. I can be reached Monday through Friday from 9:00 am to 5:00 pm EST. For any other issues please contact Mr. Pritchard directly.

Sincerely,

Linda Publicover

Linda Publicover
Premium Operations

Our File: W301492-14DEC10